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                          June 12, 2020

       Jeffrey Busch
       Chief Executive Officer and Director
       Global Medical REIT Inc.
       2 Bethesda Metro Center, Suite 440
       Bethesda, MD 20814

                                                        Re: Global Medical REIT
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 9, 2020
                                                            File No. 333-239043

       Dear Mr. Busch:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Daniel LeBey